EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 25, 2015 and should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our “commercial stage” markets of Telecom Backup Power and Material Handling and on our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on bolstering our cash reserves in addition to continued efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue generating technology solutions and engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also use a contract manufacturing facility in Tijuana, Mexico, have research and development facilities in Oregon and Maryland, U.S.A., and have a sales, manufacturing, and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013. Under the transfer agreement (“Volkswagen IP Agreement”), Ballard transferred the automotive-related portion of the fuel cell intellectual property assets previously acquired from United Technologies Corporation (“UTC”) on April 24, 2014 to Volkswagen, in exchange for $50 million payable in two tranches; $40 million of which was received at the closing of the transaction on February 23, 2015 with the remaining $10 million payable on or before February 16, 2016. Ballard also received a royalty-free license to all the intellectual property transferred to Volkswagen to utilize in our bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. Pursuant to initial acquisition of intellectual property assets from UTC in April 2014, we are required to pay UTC a 25% license fee, or $10 million, on the initial $40 million received from Volkswagen. Ballard will also remit a 9% payment, or $0.9 million, to UTC on the receipt of the final $10 million from Volkswagen when collected in 2016. In connection with the transaction, Volkswagen extended the existing long-term technology development and engineering services agreement signed by Ballard and Volkswagen in 2013 for 2-years to February 2019. This extension has an incremental value estimated at Canadian $30-50 million. Over the full 6-years, the technology development and engineering services contract has an estimated value of Canadian $100-$140 million and contemplates the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to extend this agreement for a further 2-year term.

On January 2, 2015, we announced that we have given termination notice on two licensing agreements in the China market as a result of material breaches of these agreements by Azure Hydrogen Energy Science and Technology Corporation (“Azure”). The first license agreement, originally announced on September 26, 2013, related to the assembly of Ballard’s FCvelocity(R)-HD7 Bus power modules for the Chinese market. The second license agreement, announced on June 19, 2014 is related to the assembly of Ballard’s ElectraGen(R) Telecom Backup Power systems in China for the Chinese market. As a result of

Azure’s breaches under both contracts, and notwithstanding Ballard’s good faith efforts to reach a settlement, we provided notice of termination of both contracts as we consider our legal remedies. In the fourth quarter of 2014, we did not recognize any revenue on these contracts and recorded an impairment loss on trade receivables of $4.4 million related to the outstanding amounts owed by Azure.

On October 8, 2014, we completed a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive(TM) systems deployed in forklift trucks. The new supply agreement replaces an existing agreement and runs to the end of 2017, with the provision for two 1-year extensions.

On September 1, 2014, we announced the appointment of Randall MacEwen as President and Chief Executive Officer, effective October 6, 2014. Mr. MacEwen replaced John Sheridan, who retired after serving as the Company’s President and Chief Executive Officer since 2006.

On June 29, 2014, we completed a definitive agreement for the sub-license of intellectual property to M-Field Energy Corporation (“M-Field”) for material handling systems to be deployed in Europe (“M-Field Licensing Agreement”). Ballard will also provide M-Field with engineering services support into early-2015 to assist in optimizing system integration activities utilizing Ballard fuel cell stacks. The agreement has an initial value of approximately $1 million. Also under the agreement, Ballard will be the exclusive supplier of fuel cell stacks, including the FCgen(R)-1020ACS air-cooled and FCvelocity(R)-9SSL liquid-cooled stack products, for all material handling systems deployed by M-Field in Europe. Amounts earned from the M-Field Licensing Agreement (approximately $0.1 million in the fourth quarter of 2014 and $0.8 million in 2014) are recorded as either Material Handling or Engineering Services revenues depending on the nature of the work performed. Prior to the completion of the M-Field Licensing Agreement, we acquired the material handling intellectual property portfolio of H2 Logic A/S, a leading European manufacturer of hydrogen refueling stations and fuel cell systems for applications such as forklift trucks and tow tractors when H2 Logic A/S made a strategic decision to narrow its business focus to hydrogen refueling stations. Ballard is sub-licensing this intellectual property to M-Field.

On June 19, 2014, we completed a definitive agreement with Azure Hydrogen Energy Science and Technology Corporation (“Azure”) in relation to an assembly license for Telecom Backup Power systems for the China market (“Azure Telecom Backup Power Licensing Agreement”). The agreement had an estimated value of $7.2 million over 2014 and 2015. In addition to the payment for the assembly license, Ballard was to be the exclusive supplier of subsystems to Azure including FCgen(R)-1020ACS air-cooled fuel cell stacks and fuel processors and was to receive a royalty payment for each Telecom Backup Power system sold in China should Azure successfully execute its Business Plan and achieve volume commitments. On January 2, 2015, we announced that we have given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Telecom Backup Power Licensing Agreement (nil in the fourth quarter of 2014 and $3.8 million in 2014) prior to the contract termination are recorded as either Backup Power or Engineering Services revenues depending on the nature of the work performed.

On April 24, 2014, we acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22.3 million. The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. In addition to incremental intellectual property licensing revenue opportunities, the acquired intellectual property assets will support other key elements of Ballard’s corporate strategy: engineering service capabilities will be expanded in both automotive and non-automotive markets; and fuel cell product sales will be accelerated through product development initiatives in areas such as durability and balance of plant simplification. As consideration for the acquired intellectual property assets, UTC received 5.1 million Ballard common shares valued at $20.3 million, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion (typically 25%) of Ballard’s future intellectual property sale and licensing income generated from the combined intellectual property portfolio for a period of 15-years expiring in April 2029. On February 11, 2015, we entered into an agreement with Volkswagen to transfer the automotive-related portion of the acquired UTC intellectual property assets to Volkswagen in exchange for total net payments of approximately $39 million while retaining a royalty-free license to utilize the entire UTC portfolio in our bus and non-automotive applications as well as for certain limited pre-commercial purposes in automotive applications. We retain a royalty obligation to pay UTC a portion (typically 25%) of any additional future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.

During 2014, a total of 7.9 million share purchase warrants were exercised for Ballard common shares generating net proceeds of $12.3 million. The share purchase warrants were issued as part of two underwritten offerings which closed in March 2013 and October 2013 (see below for additional details). As of December 31, 2014, 0.25 million share purchase warrants from the March 2013 Offering and 1.7 million share purchase warrants from the October 2013 Offering remain outstanding.

During 2014, a total of 3.6 million employee share purchase options were exercised for Ballard common shares generating proceeds of $6.8 million. As of December 31, 2014, 4.4 million share purchase options at a variety of prices and vesting dates remain outstanding.

During March 2014, Anglo American Platinum Limited (“Anglo”) converted its $4.0 million non-interest bearing promissory note into 4.76 million Ballard common shares as per the terms of an agreement announced on March 3, 2013 (see below for additional details). On conversion, the entire $4.0 million Note (which was classified as an equity instrument on initial issuance in 2013) was reclassified from Contributed Surplus to Share Capital.

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to Ballard and the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million was reclassified on Ballard’s statement of financial position from debt to equity.

On October 9, 2013, we closed an underwritten offering (“October 2013 Offering”) of 10.35 million units at a price of $1.40 per unit for gross proceeds of $14.5 million. Each unit in the October 2013 Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $2.00 per share. Net proceeds from the October 2013 Offering were $13.1 million, after deducting underwriting discounts, commissions and other offering expenses. During 2014, 0.9 million share purchase warrants from the October 2013 Offering were exercised for Ballard common shares generating proceeds of $1.8 million. As of December 31, 2014, 1.7 million share purchase warrants from the October 2013 Offering remain outstanding.

On September 26, 2013, we completed multi-year definitive agreements with Azure to support Azure’s zero emission fuel cell bus program for the China market. Azure planned to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, using Ballard’s world leading fuel cell technology (“Azure Bus Licensing Agreement”). For the first phase of the program, Ballard had agreed to provide a license, associated equipment and engineering services to enable assembly of Ballard’s FCvelocity(R)-HD7 bus power modules by Azure in China. Once this assembly capability was established, Azure would assemble modules with fuel cell stacks to be supplied exclusively by Ballard. The expected value of the contract to Ballard over the initial 12-months of the first phase was approximately $11 million, related to the license for module assembly together with associated equipment and engineering services. On January 2, 2015, we announced that we have given termination notice on this agreement as a result of material breaches by Azure. Amounts earned from the Azure Bus Licensing Agreement ($nil in the fourth quarter of 2014 and $4.9 million in 2014, and $3.0 million in the fourth quarter of 2013 and $5.0 million in 2013) prior to the contract termination are recorded as either Bus or Engineering Services revenues depending on the nature of the work performed.

On March 31, 2013, our subsidiary Dantherm Power completed an agreement whereby Azure acquired a 10% ownership position in Dantherm Power for proceeds of $2.0 million to Dantherm Power. The $2.0 million investment consisted of the issuance of Dantherm Power share capital of $1.4 million and Dantherm Power convertible debentures of $0.6 million (which was subsequently converted to Dantherm Power share capital in November 2013). Following the transaction in March 2013, Ballard’s ownership position in Dantherm Power was reduced from 57% to 52% while still retaining control over Dantherm Power.

On March 28, 2013, we completed an agreement with Anglo under which Anglo invested $4.0 million in Ballard through its PGM Development Fund to support continued development and commercial advancement of our fuel cell production. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note was repayable through the issuance of Ballard common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion price was set at a fixed price of $0.84 per share (or 4.76 million Ballard common shares on conversion of the entire $4.0 million Note) which was equal to a 20% discount to the market price of the Ballard common shares on the closing date of the transaction. In March 2014, the entire $4.0 million Note was converted into 4.76 million Ballard common shares.

On March 26, 2013, we closed on an underwritten offering (“March 2013 Offering”) of 7.275 million units at a price of $1.10 per unit for gross proceeds of $8.0 million. Each unit in the March 2013 Offering was comprised of one common share and one warrant to purchase one common share. Each warrant was exercisable immediately upon issuance, having a five-year term and an exercise price of $1.50 per share. Net proceeds from the March 2013 Offering were $6.8 million, after deducting underwriting discounts, commissions and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued. During 2014, 7.0 million share purchase warrants from the March 2013 Offering were exercised for Ballard common shares generating proceeds of $10.5 million. As of December 31, 2014, 0.25 million share purchase warrants from the March 2013 Offering remain outstanding.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen Group (“Volkswagen”) to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The contract term is 4-years commencing in March 2013, with an option for a 2-year extension. The expected contract value is in the range of approximately $60 - $100 million Canadian. Amounts earned from this agreement ($4.0 million in the fourth quarter of 2014, $18.5 million in 2014, and $13.5 million in 2013) are recorded primarily as Engineering Services revenues. On closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract now has an estimated value of Canadian $100-140 million and consists of the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. This agreement includes a further optional 2-year extension.

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for net cash proceeds of $9.0 million after deducting for working capital adjustments, broker commissions and expenses, and legal and other expenses. In March 2014, we received additional proceeds of $0.3 million payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers (“GDLs”) based on the 2013 financial results of the former Material Products division. The Material Products segment is classified as a discontinued operation in our consolidated financial statements.

On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian. Under the terms of the Utilities Development Program (Phase 2) with TPC, total royalties were payable annually at 4% of revenue of such products and limited to a total maximum repayment of $38.3 million Canadian. On settlement with TPC on January 15, 2013, we recorded a charge of ($1.2) million to Finance income (loss) representing the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. The $1.9 million settlement was paid in four equal quarterly installments during 2013.

In June 2011, we obtained a $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada

(“SDTC”) for the period from 2011 to 2015 for extending the operating life and lowering the product cost of FCgen(TM)-1300, the fuel cell product that powers Ballard’s CLEARgen(TM) distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 and successfully completed in 2014 for helping to develop the FCvelocity(R)-HD7, Ballard’s next-generation of fuel cell power module designed specifically for integration into bus applications and reflecting improved durability and reliability as well as a significant reduction in cost. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2014	2013	2012
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)
From continuing operations
Revenues	$68,721	$61,251	$43,690
Gross margin	$10,246	$16,759	$7,369
Gross margin %	15%	27%	17%
Cash Operating Costs (1)	$26,367	$28,084	$30,301
Adjusted EBITDA (1)	$(18,635)	$(8,188)	$(22,076)
Normalized Net Loss (1)	$(21,833)	$(18,056)	$(31,750)
Normalized Net Loss per share	$(0.17)	$(0.18)	$(0.36)
Net loss from continuing operations attributable to Ballard	$(28,188)	$(19,988)	$(42,320)
Net loss per share attributable to Ballard, basic and diluted	$(0.22)	$(0.20)	$(0.48)
From discontinued operations
Net earnings (loss) from discontinued operations	$320	$24	$(65)
Net earnings (loss) per share from discontinued operations	$-	$-	$-
Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2014	2013	2012

Assets from continuing operations	$127,905	$120,214	$116,749
Assets from discontinued operations	$-	$-	$10,798
Total assets	$127,905	$120,214	$127,547
Cash and cash equivalents	$23,671	$30,301	$9,770
Short-term investments	$-	$-	$12,068
Bank operating line	$-	$-	$(9,358)
Net cash reserves	$23,671	$30,301	$12,480

1
Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2014 Performance compared to our 2014 Revised Business Outlook

On January 2, 2015, we announced that we had given termination notices on the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement as a result of contract breaches by Azure. As a result of these contract breaches, we noted that we would not recognize expected revenue of over $3 million and would incur an impairment loss on Azure trade receivables of $4.4 million in the fourth quarter of 2014. As a result of these contract breaches by Azure, we announced that we would not achieve our revised 2014 revenue and Adjusted EBITDA outlook on January 2, 2015.

Our actual results compared to our revised business outlook for 2014 are as follows:

•
Our revised 2014 revenue guidance was for revenue growth of approximately 20% over 2013 revenue of $61.3 million, or approximately $73.5 million in 2014. Actual revenues of $68.7 million in 2014 were only 12% higher than revenues in 2013, representing a shortfall of approximately ($5) million against our revised revenue guidance. This shortfall is due to (i) the lost Azure revenue of approximately ($3) million; and (ii) approximately ($2) million due to delays from forecast in terms of closing and shipping expected sales orders primarily in our Telecom Backup Power market as expected customer purchase orders were not received due to the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

•
Our revised 2014 Adjusted EBITDA guidance was for improvement of approximately 65% over 2013, or approximately ($3) million in 2014. Actual Adjusted EBITDA in 2014 was ($18.6) million, representing a shortfall of approximately ($15.6) million against our revised Adjusted EBITDA guidance. This shortfall is attributable to (i) the impact of lost Azure gross margin of approximately ($3) million; (ii) the ($4.4) million Azure impairment charge; (iii) unexpected increases in warranty, inventory and service related expenses of approximately ($5) million related primarily to our Telecom Backup Power market in Asia; (iv) unexpected additional impairment of trade receivables of approximately ($1.8) million related to non-collection of certain of our customers primarily in Asia; (v) lower than anticipated government recoveries of approximately ($0.6) million related primarily to Dantherm Power; and (vi) lower than anticipated absolute revenue growth and the related impact of higher manufacturing overhead and related costs of approximately ($0.6) million.

 RESULTS OF OPERATIONS – Fourth Quarter of 2014

Revenue and gross margin
(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Fuel Cell Products and Services	2014		2013	$ Change	% Change
Telecom Backup Power	$3,136		$5,904	$(2,768)	(47%	)
Material Handling	4,316		1,968	2,347	119%
Engineering Services	6,075		6,215	(140)	(2%	)
Development Stage	2,120		3,229	(1,108)	(34%	)
Revenues	15,647		17,316	(1,669)	(10%	)
Cost of goods sold	18,680		11,422	7,258	64%
Gross Margin	$(3,033)		$5,894	$(8,927)	(151%	)
Gross Margin %	(19%	)	34%	n/a	(53 pts	)

Fuel Cell Products and Services Revenues of $15.6 million for the fourth quarter of 2014 declined (10%), or ($1.7) million, compared to the fourth quarter of 2013. The (10%) decline was driven by lower Telecom Backup Power and Development Stage revenues, which more than offset the significant increase in Material Handling revenues and relatively flat Engineering Services revenues. As a result of contract breaches by Azure, we did not record any engineering services, bus or Telecom Backup power revenue in the fourth quarter of 2014 from the Azure Bus and Azure Telecom Backup Power Agreements as compared to a total of $3.0 million recognized in the fourth quarter of 2013.

Engineering Services revenues of $6.1 million decreased ($0.1) million, or (2%), as increases in services performed on the Volkswagen Agreement and several other smaller-scale, multi-customer programs were more than offset by lower amounts earned on the Azure Bus Licensing Agreement revenue ($nil in the fourth quarter of 2014 as compared to $0.7 million in  the fourth quarter of 2013).

Material Handling revenues of $4.3 million increased $2.3 million, or 119%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive(TM) systems.

Telecom Backup Power revenues of $3.1 million declined ($2.8) million, or (47%), due to a significant decline in shipments of hydrogen-based backup power stacks, combined with a moderate decline in shipments of methanol-based and hydrogen-based systems (total methanol-based and hydrogen-based system shipments were 132 in the fourth quarter of 2014 as compared to 177 systems in the fourth quarter of 2013). New customer deployments of Telecom Backup Power system solutions were impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

Development stage revenues of $2.1 million decreased ($1.1) million, or (34%), as increased shipments of heavy-duty fuel cell bus modules to our customers primarily in China and North America were more than offset by lower amounts earned on the Azure Bus Licensing Agreement (nil in the fourth quarter of 2014 as compared to $2.3 million in the fourth quarter of 2013).

Fuel Cell Products and Services gross margins declined to ($3.0) million, or (19%) of revenues, for the fourth quarter of 2014, compared to $5.9 million, or 34% of revenues, for the fourth quarter of 2013. The significant decline in gross margin was driven by (i) negative net warranty adjustments in the fourth quarter of 2014 of ($3.7) million related primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to positive net warranty adjustments of $1.3 million in the fourth quarter of 2013 related primarily to warranty expirations in the Bus market; (ii) a lack of high margin revenue earned in the fourth quarter of 2014 on the contract breached Azure Agreements, compared to revenue recognized on the Azure Bus Agreement of $3.0 million in the fourth quarter of 2013; (iii) negative inventory impairments in the fourth quarter of 2014 of ($0.7) million related primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.5) million in the fourth quarter of 2013 related primarily to excess bus service inventory; and (iv) higher manufacturing overhead and related costs as a result of lower Telecom Backup Power stack and system shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Research and Product Development (operating cost)	$3,700	$2,374	$1,326	56%
General and Administrative (operating cost)	2,473	1,945	528	27%
Sales and Marketing (operating cost)	1,658	1,912	(254)	(13%	)
Cash Operating Costs	$7,831	$6,231	$1,600	26%
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2014 were $7.8 million, an increase of $1.6 million, or 26%, compared to the fourth quarter of 2013. The 26% increase in the fourth quarter of 2014 was driven by significantly higher research and product development costs as increased general and administrative costs were primarily offset by minor reductions in sales and marketing costs.

Research and product development costs for the fourth quarter of 2014 were $3.7 million, an increase of $1.3 million, or 56%, compared to the fourth quarter of 2013. The 56% increase was driven primarily by lower government funding as recoveries in Denmark by  Dantherm Power were down significantly, combined with lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity(R)-HD7, Ballard’s next-generation of fuel cell bus power module. Government research funding is reflected as a cost offset to research and product development expenses.

General and administrative costs for the fourth quarter of 2014 were $2.5 million, an increase of $0.5 million, or 27%, compared to the fourth quarter of 2013. The 27% increase was driven by higher legal and transaction related expenses incurred as a result of the

Azure contract breaches and the subsequent Volkswagen IP Agreement, by higher patent renewal costs incurred related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO transition expenses.

Sales and marketing costs for the fourth quarter of 2014 were $1.7 million, a decline of ($0.3) million, or (13%), compared to the fourth quarter of 2013. The (13%) decrease was driven by lower labour costs as a result of a 8% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Operating expenses in the fourth quarter of 2014 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 8% lower in the fourth quarter of 2014 as compared to the fourth quarter of 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	20133	$ Change	% Change
Adjusted EBITDA	$(16,057)	$171	$(16,228)	(9504%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2014 was ($16.1) million, compared to $0.2 million for the fourth quarter of 2013. The ($16.2) million increase in Adjusted EBITDA loss in the fourth quarter of 2014 was driven by the decline in gross margin of ($8.9) million primarily as a result of higher net negative warranty adjustments of ($5.0) million combined with the negative impact of the (10%) overall decline in revenue and the lack of high margin licensing revenue earned in the fourth quarter of 2014 as a result of the Azure contract breaches, by higher other expenses of ($6.0) million primarily as a result of increased impairment losses on trade receivables, and by increases in Cash Operating Costs of ($1.6) million primarily as a result of lower government funding recoveries in Denmark.

Impairment loss on trade receivables for the three months ended December 31, 2014 were ($6.2) million, compared to ($0.2) million for the corresponding period of 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(17,467)	$(2,274)	$(15,193)	(668%	)

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2014 was ($17.5) million, or ($0.13) per share, compared to a net loss of ($2.3) million, or ($0.02) per share, in the fourth quarter of 2013. The ($15.2) million increase in net loss for the fourth quarter of 2014 was driven primarily by the increase in Adjusted EBITDA loss of ($16.2) million combined with the decline in Finance and other income of ($1.0) million primarily as a result of a decrease in foreign exchange gains on our Canadian dollar-denominated net monetary position, partially offset by lower stock-based compensation expense of $1.4 million as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

Net loss attributable to Ballard in the fourth quarter of 2013 was also negatively impacted by impairment charges on investments of ($0.2) million on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in the fourth quarters of 2014 and 2013 were also negatively impacted by impairment loss on trade receivables of ($6.2) million and ($0.2) million, respectively. Excluding the impact of the impairment loss on trade receivables and the impact of the Chrysalix impairment charge, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2014 was ($11.3) million, or ($0.09) per share, compared to ($1.9) million, or ($0.02) per share, for the fourth quarter of 2013.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During the fourth quarters of 2014 and 2013, we held a 52% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the fourth quarter of 2014 was ($0.6) million, as compared to ($0.2) million for the fourth quarter of 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating activities	$(8,195)	$(872)	$(7,323)	(840%	)

Cash used in operating activities in the fourth quarter of 2014 was ($8.2) million, consisting of cash operating losses of ($10.8) million, partially offset by net working capital inflows of $2.6 million. Cash used in operating activities in the fourth quarter of 2013 was ($0.9) million, consisting of cash operating losses of ($0.1) million and net working capital outflows of ($0.8) million. The ($7.3) million increase in cash used by operating activities in the fourth quarter of 2014, as compared to the fourth quarter of 2013, was driven by the relative increase in cash operating losses of ($10.7) million, partially offset by the relative improvement in working capital requirements of $3.4 million. The ($10.7) million increase in cash operating losses in the fourth quarter of 2014 was due primarily to the ($16.2) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

The total change in working capital of $2.6 million in the fourth quarter of 2014 was due to higher accrued warranty provisions of $3.5 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014 as a result of under-performing against our 2014 corporate performance targets. This compares to a total change in working capital of ($0.8) million in the fourth quarter of 2013 which was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.6 million due to significant customer collections in the fourth quarter of 2013, and by lower inventory levels of $1.5 million.

RESULTS OF OPERATIONS – Year ended December 31, 2014

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Fuel Cell Products and Services	2014	2013	$ Change	% Change
Telecom Backup Power	$15,856	$20,464	$(4,608)	(23%	)
Material Handling	14,491	6,456	8,035	124%
Engineering Services	30,257	21,132	9,125	43%
Development Stage	8,117	13,199	(5,082)	(39%	)
Revenues	68,721	61,251	7,470	12%
Cost of goods sold	58,475	44,492	13,983	31%
Gross Margin	$10,246	$16,759	$(6,513)	(39%	)
Gross Margin %	15%	27%	n/a	(12 pts	)

Fuel Cell Products and Services Revenues of $68.7 million for 2014 increased 12%, or $7.5 million, compared to 2013. The 12% increase was driven by significantly higher Engineering Services and Material Handling revenues, which more than offset the decline in Telecom Backup Power and Development Stage revenues. As a result of contract breaches by Azure, we did not record any engineering services, bus or Telecom Backup power revenue in the fourth quarter of 2014 from the Azure Bus and Azure Telecom Backup Power Agreements. Prior to the contract breaches by Azure, we recognized a total of $8.7 million on the two agreements in 2014 as compared to a total of $5.0 million in 2013.

Engineering Services revenues of $30.3 million increased $9.1 million, or 43%, as services performed in 2014 on the Volkswagen Agreement and several other smaller-scale, multi-customer programs were significantly higher than amounts performed in 2013 on similar type contracts, combined with an increase in servicing revenue earned on the Azure Bus and Telecom Backup Power License Agreements prior to their contract breach by Azure ($3.0 million in 2014 as compared to $1.1 million in 2013).

Telecom Backup Power revenues of $15.9 million decreased ($4.6) million, or (23%) due primarily to a decline in shipments of methanol-based and hydrogen-based systems (total methanol-based and hydrogen-based system shipments were 375 in 2014 as compared to 796 systems in 2013). This decline in Telecom Backup system revenues more than offset the positive impact of an increase in shipments of hydrogen-based backup power stacks and an increase in licensing revenue earned on the Azure Telecom Backup Power License Agreement prior to its contract breach by Azure ($2.7 million in 2014 as compared to $nil million in 2013). New customer deployments of Telecom Backup Power system solutions were impacted by the relatively long, protracted sales cycle that includes additional time required for qualification, onsite testing, field trialing and certification.

Material Handling revenues of $14.5 million increased $8.0 million, or 124%, as a result of significantly higher shipments in support of Plug Power Inc.’s GenDrive(TM) systems, combined with increased licensing revenue as a result of the M-Field Licensing Agreement.

Development stage revenues of $8.1 million decreased ($5.1) million, or (39%), due to a decline in shipments of heavy-duty fuel cell bus modules as our customers in Europe and North America focused primarily on commissioning and servicing their fuel cell bus fleets in advance of starting expected new programs in 2015, combined with lower amounts earned on the Azure Bus Licensing Agreement prior to its contract breach by Azure ($3.0 million in 2014 as compared to $3.9 million in 2013).

Fuel Cell Products and Services gross margins declined to $10.2 million, or 15% of revenues, for 2014, compared to $16.8 million, or 27% of revenues, for 2013. The significant decline in gross margin was driven by (i) negative net warranty adjustments in 2014 of ($3.5) million related primarily to an increase in customer service related expenses in our Telecom Backup Power market as a result of fuel processor issues in a select Asian deployment, compared to positive net warranty adjustments of $1.8 million in 2013 related primarily to warranty expirations in the Bus market; (ii) negative inventory impairments in 2014 of ($1.4) million related primarily to excess distributed generation and other excess and obsolete inventory, compared to negative inventory impairments of ($0.6) million in 2013 related primarily to excess bus service inventory; and (iii) higher manufacturing overhead and related costs in our Tijuana, Mexico facility as a result of lower Telecom Backup Power system shipments, combined with higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Research and Product Development (operating cost)	$10,436	$12,592	$(2,156)	(17%	)
General and Administrative (operating cost)	9,127	8,263	864	10%
Sales and Marketing (operating cost)	6,804	7,229	(425)	(6%	)
Cash Operating Costs	$26,367	$28,084	$(1,717)	(6%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2014 were $26.4 million, a decline of ($1.7) million, or (6%), compared to 2013. The 6% reduction in 2014 was driven by lower research and product development costs of ($2.2) million as increases in general and administrative costs were primarily offset by reductions in sales and marketing costs.

Research and product development costs for 2014 were $10.4 million, a decline of ($2.2) million, or (17%), compared to 2013. The (17%) reduction was driven by the 43% increase in engineering services revenues resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects. This benefit was partially offset by lower government funding due to lower recoveries in Denmark by Dantherm Power and by lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity(R)-HD7, Ballard’s next-generation of fuel cell bus power module. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative costs for 2014 were $9.1 million, an increase of $0.9 million, or 10%, compared to 2013. The 10% increase was driven by higher legal and transaction related expenses incurred in 2014 as a result of the Azure Telecom Backup License Power Agreement and related contract breaches, the UTC and H2 Logic A/S intellectual property acquisitions and the subsequent Volkswagen IP Agreement, and by higher patent renewal costs related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO search and transition expenses.

Sales and marketing costs for 2014 were $6.8 million, a decline of ($0.4) million, or (6%), compared to 2013. The (6%) decrease was driven by lower labour costs as a result of a lower Canadian dollar in 2014 combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Operating expenses in 2014 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately 7% lower in 2014 as compared to 2013, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.8 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Adjusted EBITDA	$(18,635)	$(8,188)	$(10,447)	(128%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2014 was ($18.6) million, compared to ($8.2) million for 2013. The ($10.4) million increase in Adjusted EBITDA loss in 2014 was driven by the decline in gross margin of ($6.5) million primarily as a result of higher net negative warranty adjustments of ($5.3) million combined with higher net negative inventory adjustments of ($0.8) million, higher manufacturing overhead and related costs in our Tijuana, Mexico facility as a result of lower Telecom Backup Power system shipments and higher material usage and direct labour costs primarily as a result of product mix and an increase in service related expenses, by higher other expenses of ($5.4) million primarily as a result of increased impairment losses on trade receivables, partially offset by the reduction in Cash Operating Costs of $1.7 million primarily as a result of the 43% increase in engineering services revenues resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects.

Impairment loss on trade receivables in 2014 were ($6.2) million, compared to ($0.2) million for 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss. Other expenses in 2013 include restructuring charges of ($0.6) million related primarily to minor restructurings focused on overhead cost reduction.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Net loss attributable to Ballard from continuing operations	$(28,188)	$(19,988)	$(8,200)	(41%	)

Net loss attributable to Ballard from continuing operations for 2014 was ($28.2) million, or ($0.22) per share, compared to a net loss of ($20.0) million, or ($0.20) per share, in 2013. The ($8.2) million increase in net loss was driven primarily by the increase in Adjusted EBITDA loss of ($10.4) million, partially offset by lower stock-based compensation expense of $1.5 million as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets. Finance and other income was relatively flat year over year as a decrease in foreign exchange gains on our Canadian dollar-denominated net monetary position in 2014 was offset by a ($1.2) million charge in 2013 as a result of the settlement of the TPC obligation.

Net loss attributable to Ballard in 2014 and 2013 was also negatively impacted by impairment charges on investments of ($0.1) million and ($0.5) million, respectively, on our non-core investment in Chrysalix Energy Limited Partnership. Adjusted EBITDA and Net loss attributable to Ballard in 2014 and 2013 were also negatively impacted by impairment losses on trade receivables of ($6.2) million and ($0.2) million, respectively. Excluding the impact of the impairment loss on trade receivables, the Chrysalix impairment charge, and the impact of the TPC settlement charge, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2014 was ($21.8) million, or ($0.17) per share, compared to ($18.1) million, or ($0.18) per share, for 2013.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power. During 2014, we held a 52% equity interest in Dantherm Power as compared to a 57% equity interest held in the first quarter of 2013 and a 52% equity interest in the second, third and fourth quarters of 2013. Net loss attributed to non-controlling interests for 2014 was ($1.6) million, as compared to ($1.7) million for 2013.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Cash (used in) provided by operating activities	$(20,671)	$(17,416)	$3,255	19%

Cash used in operating activities in 2014 was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. Cash used in operating activities in 2013 was ($17.4) million, consisting of cash operating losses of ($11.8) million and net working capital outflows of ($5.6) million. The ($3.3) million increase in cash used by operating activities in 2014, as compared to 2013, was driven by the relative increase in cash operating losses of ($3.9) million, partially offset by lower relative working capital requirements of $0.6 million. The ($3.9) million increase in cash operating losses was due primarily to the ($10.4) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses.

The total change in working capital of ($5.0) million in 2014 was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters. This compares to a total change in working capital of ($5.6) million in 2013 which was driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.7 million primarily as a result of the timing of Bus and Telecom Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

RESULTS OF DISCONTINUED OPERATIONS

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Revenues	$-	$867	$(867)	(100%	)
Cost of goods sold	-	(627)	627	100%
Gross margin	-	240	(240)	(100%	)
Operating expenses	-	(252)	252	100%
Impairment (charge) recovery on property, plant and equipment	320	45	275	611%
Income taxes	-	(9)	9	100%
Net earnings (loss) from discontinued operations	$320	$24	$296	1233%

As a result of the disposition of our Materials Products segment on January 31, 2013, the former Material Products segment has been classified as a discontinued operation in our consolidated financial statements. As such, the operating results of the former Material Products segment have been removed from our results from continuing operations and are instead presented separately in the statement of comprehensive income as income from discontinued operations. The former Materials Product segment sold carbon fiber products primarily for automotive transmissions, and GDL’s for fuel cells.

Net earnings from discontinued operations of $0.3 million for the year ended December 31, 2014 relate to additional proceeds to be received in 2014 and 2015 in the form of a 12-month product credit as a result of the disposition of the former Materials Product division. The $0.3 million product credit is to be utilized through the supply of fuel cell gas diffusion layers, a component in our fuel cell modules, and represent the additional potential proceeds that are now payable based on the 2013 financial results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$4,510	$3,636	$874	24%
Less: Depreciation and amortization expense	$(914)	$(967)	$53	5%
Less: Stock-based compensation recovery (expense)	$104	$(295)	$399	135%
Research and product development (operating cost)	$3,700	$2,374	$1,326	56%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2014	2013	$ Change	% Change
Research and product development expense	$14,294	$17,117	$(2,823)	(16%	)
Less: Depreciation and amortization expense	$(3,209)	$(3,286)	$77	2%
Less: Stock-based compensation expense	$(649)	$(1,239)	$590	48%
Research and product development (operating cost)	$10,436	$12,592	$(2,156)	(17%	)

Research and product development expenses for the three months ended December 31, 2014 were $4.5 million, an increase of $0.9 million, or 24%, compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($0.9) and ($1.0) million, respectively, and stock-based compensation (expense) recovery of $0.1 million and ($0.3), respectively, research and product development costs were $3.7 million in the fourth quarter of 2014, an increase of $1.3 million, or 56%, compared to the fourth quarter of 2013. The 56% increase was driven primarily by lower government funding due to lower recoveries in Denmark by Dantherm Power, combined with lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity(R)-HD7, Ballard’s next-generation of fuel cell bus power module. In addition, the (2%) decline in engineering services revenues in the fourth quarter of 2014 resulted in slightly lower engineering staff resources being redirected to revenue generating engineering service projects.

Research and product development expenses for the year ended December 31, 2014 were $14.3 million, a decrease of ($2.8) million, or (16%), compared to the corresponding period of 2013. Excluding depreciation and amortization expense of ($3.2) million and ($3.3) million, respectively, and stock-based compensation expense of ($0.6) million and ($1.2) million, respectively, research and product development costs were $10.4 million in 2014, a decline of ($2.2) million, or (17%), compared to 2013. The (17%) reduction was driven by the 43% increase in engineering services revenues in 2014 resulting in significantly increased engineering staff resources being redirected to revenue generating engineering service projects, combined with lower labour costs in 2014 as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. These benefits were partially offset by lower government funding due to lower recoveries in Denmark by Dantherm Power and by lower government recoveries in Canada as we successfully concluded the multi-year SDTC Bus award in 2014 with the introduction of the FCvelocity(R)-HD7, Ballard’s next-generation of fuel cell bus power module.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense relates primarily to depreciation expense on our manufacturing equipment and amortization expense on our intangible assets and was relatively consistent period over period.

Stock-based compensation expense included in research and product development expense (recovery) for the three months and year ended December 31, 2014 was ($0.1) million and $0.6 million, respectively, compared to $0.3 million and $1.2 million, respectively, for the corresponding periods of 2013. Stock-based compensation declined in 2014 as a result of a downward adjustment to accrued stock-based compensation expense made in the fourth quarter of 2014 as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$2,085	$2,672	$(587)	(22%	)
Less: Depreciation and amortization expense	$(44)	$(42)	$(2)	(5%	)
Less: Stock-based compensation recovery (expense)	$432	$(685)	$1,117	163%
General and administrative (operating cost)	$2,473	$1,945	$528	27%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2014	2013	$ Change	% Change
General and administrative expense	$10,126	$10,545	$(419)	(4%	)
Less: Depreciation and amortization expense	$(183)	$(177)	$(6)	(3%	)
Less: Stock-based compensation expense	$(816)	$(2,105)	$1,289	61%
General and administrative (operating cost)	$9,127	$8,263	$864	10%

General and administrative expenses for the three months ended December 31, 2014 were $2.1 million, a decrease of ($0.6) million, or (22%), compared to the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and stock-based compensation (expense) recovery of $0.4 million and ($0.7) million, respectively, general and administrative costs were $2.5 million in the fourth quarter of 2014, an increase of $0.5 million, or 27%, compared to the fourth quarter of 2013.

General and administrative expenses for the year ended December 31, 2014 were $10.1 million, a decrease of ($0.4) million, or (4%), compared to the corresponding period of 2013. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and stock-based compensation expense of ($0.8) million and ($2.1) million, respectively, general and administrative costs in 2014 were $9.1 million, an increase of $0.9 million, or 10%, compared to 2013.

The respective 27% and 10% increases in 2014 were primarily as a result of higher legal and transaction related expenses incurred in 2014 as a result of the Azure Telecom Backup License Power Agreement and related contract breaches, the UTC and H2 Logic A/S intellectual property acquisitions and the subsequent Volkswagen IP Agreement, and by higher patent renewal costs related to the acquired UTC intellectual property portfolio, and by higher human resources expenses related primarily to CEO search and transition expenses. These cost pressures in 2014 more than offset lower labour costs in 2014 as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Depreciation and amortization expense included in general and administrative expense relates primarily to depreciation expense on our office equipment and was relatively consistent period over period.

Stock-based compensation expense (recovery) included in general and administrative expense for the three months and year ended December 31, 2014 was ($0.4) million and $0.8 million, respectively, compared to $0.7 million and $2.1 million, respectively, for the corresponding periods of 2013. Stock-based compensation declined in 2014 as a result of a downward adjustment to accrued stock-based compensation expense made in the fourth quarter of 2014 as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$1,827	$1,934	$(107)	(6%	)
Less: Stock-based compensation expense	$(169)	$(22)	$(147)	(668%	)
Sales and marketing (operating cost)	$1,658	$1,912	$(254)	(13%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2014	2013	$ Change	% Change
Sales and marketing expense	$7,589	$7,661	$(72)	(1%	)
Less: Stock-based compensation expense	$(785)	$(432)	$(353)	(82%	)
Sales and marketing (operating cost)	$6,804	$7,229	$(425)	(6%	)

Sales and marketing expenses for the three months ended December 31, 2014 were $1.8 million, a decrease of ($0.1) million, or (6%), compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.2) million and nil million, respectively, sales and marketing costs were $1.7 million in the fourth quarter of 2014, a decrease of ($0.3) million, or (13%), compared to the fourth quarter of 2013.

Sales and marketing expenses for the year ended December 31, 2014 were $7.6 million, a decrease of ($0.1) million, or (1%), compared to the corresponding period of 2013. Excluding stock-based compensation expense of ($0.8) million and ($0.4) million, respectively, sales and marketing costs were $6.8 million in 2014, a decrease of ($0.4) million, or (6%), compared to 2013.

The respective (13%) and (6%) decreases in 2014 were primarily as a result of lower labour costs as a result of a 7% lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base combined with lower accrued sales compensation as a result of under-performance against our 2014 revenue performance targets.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2014 was $0.2 million and $0.8 million, respectively, compared to nil million and $0.4 million, respectively, for the corresponding periods of 2013. Stock-based compensation increased in 2014 as a result of new long-term awards granted to recently hired sales leadership positions which more than offset a downward adjustment to accrued stock-based compensation expense as certain outstanding restricted share units ultimately failed to meet the vesting criteria due to under-performance against our 2014 corporate performance targets

Other expense for the three months and year ended December 31, 2014 was $6.2 million and $6.3 million, respectively, compared to $0.3 million and $0.9 million, respectively, for the corresponding periods of 2013. The following tables provide a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Impairment loss on trade receivables	$6,159	$228	$5,931	2,601%
Restructuring expense	78	46	32	70%
Acquisition charges	-	-	-	-
Other expenses	$6,237	$274	$5,963	2,176%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	Change
Impairment loss on trade receivables	$6,206	$222	$5,984	2,695%
Restructuring expense	85	568	(483)	(85%	)
Acquisition charges	-	78	(78)	(100%	)
Other expenses	$6,291	$868	$5,423	625%

Impairment loss on trade receivables for the three months and year ended December 31, 2014 was ($6.2) million, compared to ($0.2) million for the corresponding periods of 2013. Impairment loss on trade receivables in 2014 consists of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. In the event that we are able to recover on these accounts in 2015 through legal or other means, the recovered amount will be recognized in the period of recovery as a reversal of the impairment loss.

Restructuring charges of ($0.6) million in 2013 relate primarily to minor restructurings focused on overhead cost reduction.

Finance income (loss) and other for the three months and year ended December 31, 2014 was ($0.5) million and ($0.1) million, respectively, compared to $0.5 million and $0.2 million, respectively, for the corresponding periods of 2013. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(48)	$(92)	$44	48%
Pension administration expense	(7)	-	(7)	(100%	)
Investment and other income	44	54	(10)	(19%	)
Foreign exchange gain (loss)	(512)	584	(1,095)	(188%	)
Finance income (loss) and other	$(523)	$546	$(1,069)	(196%	)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	$ Change	% Change
Employee future benefit plan expense	$(183)	$(282)	$99	35%
Pension administration expense	(100)	(61)	(39)	(64%	)
Settlement of TPC funding obligation	-	(1,197)	1,197	100%
Investment and other income	139	141	(2)	(2%	)
Foreign exchange gain (loss)	31	1,553	(1,522)	(98%	)
Finance income (loss) and other	$(113)	$154	$(267)	(173%	)

Employee future benefit plan expense for the three months and year ended December 31, 2014 were ($0.1) million and ($0.2) million, respectively, generally consistent with the corresponding periods of 2013. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Pension administration expense of ($0.1) million for the years ended December 31, 2014 and 2013 represent administrative costs incurred in managing the plan.

Settlement expense related to the TPC funding obligation of ($1.2) million recorded in 2013 represents the excess of the settlement amount of $1.9 million over royalty amounts accrued as of the date of settlement of $0.7 million. On January 15, 2013, we reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of $1.9 million Canadian.

Foreign exchange gains (losses) for the three months and year ended December 31, 2014 were ($0.5) million and nil, respectively, compared to $0.6 million and $1.6 million, respectively, for the corresponding periods of 2013. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm

Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Finance expense for the three months and year ended December 31, 2014 was ($0.2) million and ($0.9) million, respectively, compared to ($0.3) million and ($1.5) million, respectively, for the corresponding periods of 2013. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease. Finance expense in 2013 also includes interest expense on convertible debt issued by our subsidiary Dantherm Power. On November 27, 2013, all of the convertible debt issued by Dantherm Power was exercised and converted into shares of Dantherm Power.

Impairment loss on investment for the three months and year ended December 31, 2014 was $nil and ($0.2) million, respectively, compared to ($0.2) million and ($0.5) million, respectively, for the corresponding periods of 2013. The loss consists of impairment charges related to our now disposed of non-core investment in Chrysalix Energy Limited Partnership (“Chrysalix”) as it was written down to its net realizable value of $nil.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2014 was ($0.6) million and ($1.6) million, respectively, compared to ($0.2) million and ($1.7) million, respectively, for the corresponding periods of 2013. Amounts represent the non-controlling interest of Dantherm A/S and Azure in the losses of Dantherm Power as a result of their 48% total equity interest in 2014 and the second, third and fourth quarters of 2013 and their 43% total equity interest in the first quarter of 2013.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands )	Quarter ended,
	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014

Revenues from continuing operations	$15,647	$20,611	$18,471	$13,992
Net income (loss) attributable to Ballard from continuing operations	$(18,021)	$(2,423)	$(4,457)	$(3,841)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.13)	$(0.02)	$(0.03)	$(0.03)
Weighted average common shares outstanding	132,104	132,049	130,392	114,756

	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013

Revenues	$17,316	$17,003	$14,597	$12,335
Net income (loss) attributable to Ballard	$(2,274)	$(4,574)	$(5,203)	$(7,936)
Net income (loss) per share attributable to Ballard from continuing operations, basic and diluted	$(0.02)	$(0.05)	$(0.05)	$(0.09)
Weighted average common shares outstanding	109,113	99,364	99,233	92,233

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors

•
Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to contract breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014.

•
Operating expenditures: Operating expenses were negatively impacted by impairment losses on trade receivables in the fourth quarter of 2014 of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other expense. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

•	Finance income (loss): The net loss for the first quarter of 2013 was negatively impacted by a charge of ($1.2) million related to the settlement of a TPC funding obligation.

CASH FLOWS

Cash, cash equivalents and short-term investments were $23.7 million at December 31, 2014, compared to $30.3 million at December 31, 2013. The ($6.6) million decrease in cash, cash equivalents and short-term investments in 2014 was driven by a net loss (excluding non-cash items) of ($15.7) million, by net working capital requirements of ($5.0) million, and by investing activities of ($4.2) million related primarily to the acquisition and integration of UTC’s intellectual property assets. These outflows were partially offset by net proceeds from share purchase warrant exercises of $12.3 million and employee share purchase option proceeds of $6.8 million.

For the three months ended December 31, 2014, cash used by operating activities was ($8.2) million, consisting of cash operating losses of ($10.8) million, partially offset by net working capital inflows of $2.6 million. For the three months ended December 31, 2013, cash used by operating activities was ($0.9) million, consisting of cash operating losses of ($0.1) million and net working capital outflows of ($0.8) million. The ($7.3) million increase in cash used by operating activities in the fourth quarter of 2014, as compared to the fourth quarter of 2013, was driven by the relative increase in cash operating losses of ($10.7) million, partially offset by the improvement in net working capital inflows of $3.4 million.

The ($10.7) million increase in cash operating losses was due primarily to the ($16.2) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses. In the fourth quarter of 2014, net working capital cash inflows of $2.6 million was due primarily to higher accrued warranty provisions of $3.5 million primarily related to an adjustment for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, combined with lower inventory of $2.6 million as we shipped product purchased and built in prior quarters. These fourth quarter of 2014 working capital inflows were partially offset by lower accounts payable and accrued liabilities of ($3.7) million as a result of increased supplier payments made for higher inventory purchases in the first three quarter of 2014 and by a downward adjustment to accrued cash-based compensation expense in the fourth quarter of 2014 as a result of under-performing against our 2014 corporate performance targets. Working capital outflows of ($0.8) million in the fourth quarter of 2013 was due primarily to lower accounts payable and accrued liabilities of ($6.9) million as a result of increased supplier payments made for higher inventory purchases in the first three quarters of 2013, partially offset by lower accounts receivable of $4.6 million due to significant customer collections in the fourth quarter of 2013, and by lower inventory levels of $1.5 million.

For the year ended December 31, 2014, cash used in operating activities was ($20.7) million, consisting of cash operating losses of ($15.7) million and net working capital outflows of ($5.0) million. For the year ended December, 2013, cash used by operating activities was ($17.4) million, consisting of cash operating losses of ($11.8) million and working capital outflows of ($5.6) million. The ($3.3) million increase in cash used by operating activities in 2014, as compared to 2013, was driven by the relative increase in cash operating losses of ($3.9) million, partially offset by lower relative working capital requirements of $0.6 million. The ($3.9) million increase in cash operating losses was due primarily to the ($10.4) million increase in Adjusted EBITDA loss, partially offset by the increase in impairment losses on trade receivables of $6.0 million which while included in the Adjusted EBITDA loss, are excluded from cash operating losses. In 2014, net working capital outflows of ($5.0) million was driven by lower accounts receivable of ($4.1) million primarily as a result of impairment losses on trade receivables of ($6.2) million and the timing of Engineering Services, Bus and Telecom Backup Power revenues and the related customer collections, and by lower deferred revenue of ($4.4) million as we completed the contract work on Engineering Services and SDTC government grant contracts for which we received pre-payments in an earlier period. These working capital outflows in 2014 were partially offset by working capital inflows related to higher accrued warranty provisions of $2.4 million primarily as a result of an adjustment primarily for an expected increase in customer service related expenses in our Telecom Backup Power market in Asia, and by lower inventory of $1.5 million as we shipped product purchased and built in prior quarters. In 2013, net working capital outflows of ($5.6) million were driven by lower accounts payable and accrued liabilities of ($5.0) million as a result of increased supplier payments made for higher inventory purchases in the fourth quarter of 2013, and by higher inventory of ($2.9) million due to the buildup of inventory to support expected higher product shipments in 2014. These 2013 working capital outflows were partially offset by lower accounts receivable of $1.7 million primarily as a result of the timing of Bus and Telecom

Backup Power revenues and the related customer collections, and by higher deferred revenue of $2.4 million as we received Engineering Services and SDTC government grant receipts in advance of incurring the related contract work.

Investing activities resulted in cash outflows of ($0.5) million and ($4.2) million, respectively, for the three months and year ended December 31, 2014, compared to cash outflows of ($0.1) million and inflows of $20.9 million for the corresponding periods of 2013. Changes in short-term investments resulted in cash inflows of nil for the three months and year ended December 31, 2014, compared to cash inflows of nil and $12.1 million, respectively, for the corresponding periods of 2013. Balances change between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements. Other cash investing activities in 2014 consist primarily of the investment in fuel cell technology of ($3.4) million related primarily to the acquisition and integration of the UTC intellectual property assets, and capital expenditures of ($0.8) million. Other cash investing activities in 2013 consist primarily of net proceeds of $9.1 million received on the disposition of the former Material Products segment.

Financing activities resulted in cash outflows of ($0.2) million and cash inflows of $18.5 million, respectively, for the three months and year ended December 31, 2014, compared to cash inflows of $10.5 million and $16.9 million, respectively, for the corresponding periods of 2013. Financing activities in 2014 include net proceeds from share purchase warrant exercises of $12.3 million and employee share purchase option proceeds of $6.8 million. Financing activities in 2013 include net October 2013 Offering proceeds of $13.1 million, net March 2013 Offering proceeds of $6.8 million, Anglo Note financing of $4.0 million, and proceeds related to the Azure investment in Dantherm Power of $2.0 million. These financing cash inflows in 2013 were partially offset by the full repayment of ($9.1) million against our Operating Facility which was used to assist with the financing of our working capital requirements and by finance lease payments of ($1.0) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, we had total Liquidity of $23.7 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $23.7 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments. Our Liquidity position was augmented in February 2015 by initial net proceeds of approximately $30 million received from the subsequent Volkswagen IP Agreement with further net proceeds of approximately $9 million expected to be received on or before February 2016.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2014, $1.2 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the subsequent Volkswagen IP Agreement, the March and October 2013 equity Offerings and the exercise of certain of the related share purchase warrants in 2014, the disposition of the Material Products division in 2013, and the issuance and conversion of the Anglo Note, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $23.7 million at December 31, 2014 (augmented in February 2015 by initial net proceeds of approximately $30 million received from the subsequent Volkswagen IP Agreement), there are 0.25 million warrants outstanding (expire on March 27, 2018) from the March 2013 Offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 Offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a short form base shelf prospectus (“Prospectus”) in May 2014 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to June 2016) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2015 BUSINESS OUTLOOK

We expect the positive top-line growth trends in 2012 through 2014 to continue in 2015 as we continue to pursue our growth strategy for fuel cell product sales, engineering services and intellectual property licensing and sale.

While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability. Further, given this early stage of fuel cell market development and adoption rate, we have decided not to provide formal guidance for 2015.

Our outlook for 2015 is based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first six weeks of 2015, sales orders received for units and services to be delivered in the remainder of 2015, an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2015, and assumes an average U.S. dollar exchange rate in low 80’s in relation to the Canadian dollar for the remainder of 2015. The primary risk factors to our business outlook for 2015 are delays from forecast in terms of closing and delivering expected sales primarily in our Telecom Backup Power and Bus markets, potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market, and fluctuations in the Canadian dollar, relative to the U.S. dollar, as a significant portion of our Engineering Services revenues (including the technology development and engineering services agreement with Volkswagen) are priced in Canadian dollars.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2014, we had no outstanding foreign exchange currency contracts and outstanding platinum forward purchase contracts to purchase $1.0 million of platinum at an average rate of $1,400 per troy ounce, resulting in an unrealized loss of ($0.1) million at December 31, 2014.

At December 31, 2014, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2014, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$14,340	$2,358	$4,895	$4,291	$2,796
Capital leases	14,249	1,680	3,020	2,403	7,146
Asset retirement obligations	5,205	-	-	-	5,205
Total contractual obligations	$33,794	$4,038	$7,915	$6,694	$15,147

In addition, we have outstanding commitments of $0.2 million related primarily to purchases of capital assets at December 31, 2014. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As of December 31, 2014, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of CDN $2.2 million) on sales on certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out each party’s continuing obligations to the other. The Indemnity Agreement has two basic elements to the final determination date of December 31, 2015: it provides for the indemnification of each party by the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of CDN $7.4 million with a threshold amount of CDN $0.5 million before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2014, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement or any other indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three months and year ended December 31, 2014 and 2013, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,
Transactions with related parties	2014	2013
Purchases	$39	$97
Finance expense on Dantherm Power debt to Dantherm Power non-controlling interests	$8	$64

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2014	2013
Purchases	$175	$185
Finance expense on Dantherm Power debt to Dantherm Power non-controlling interests	$34	$322

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2014	2013
Trade accounts payable	$70	$139
Interest payable	$45	$16
Dantherm Power debt to Dantherm Power non-controlling interests	$484	$550

On November 27, 2013, all of the convertible debt issued by our subsidiary Dantherm Power to the non-controlling interests in Dantherm Power was exercised and converted into shares of Dantherm Power. The conversion did not impact the respective ownership of Dantherm Power with Ballard retaining a 52% ownership interest as compared to a 38% interest held by Dantherm A/S and a 10% interest held by Azure. On conversion, the convertible debt (including interest payable) held by the non-controlling interests, Dantherm A/S and Azure, totaling $3.5 million, was reclassified on Ballard’s statement of financial position from debt to equity. As of December 31, 2014, the outstanding Dantherm Power debt (including interest) to Dantherm Power non-controlling interests totals $0.5 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2015 (subsequently extended to December 31, 2016).

OUTSTANDING SHARE DATA

As at February 25, 2015
Common share outstanding	132,277,232
Warrants outstanding	1,797,563
Options outstanding	4,070,038

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2014.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from license and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard license and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the licensor has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2014 and 2013, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.

If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2014, our consolidated goodwill balance of $36.3 million relates solely to our Fuel Cell Products and Services segment. Based on the impairment test performed as at December 31, 2014, we have concluded that no goodwill impairment charge is required for the year ending December 31, 2014. Details of our 2014 goodwill impairment tests are as follows:

•
One of the methods used to assess the recoverable amount of the goodwill is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2014 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2014 indicating that no impairment charge is required for 2013.

•
In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products and Services segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. Our value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2014 to 2019; and a terminal year EBITDA multiplied by a terminal value multiplier of 10.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that as determined under the above fair value, less costs to sell, assessment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment exceeds its carrying value by a significant amount as of December 31, 2014 indicating that no impairment charge is required for 2014.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months and years ended December, 2014 and 2013, there was no material adjustments to non-financial assets (other than inventories) relating to these reviews.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2014, we recorded provisions to accrued warranty liabilities of $0.5 million and $1.0 million, respectively, for new product sales, compared to $0.1 million and $1.3 million, respectively, for the three months and year ended December 31, 2013.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2014 were adjusted (upwards) by a net amount of ($3.6) million and ($3.4) million, respectively, compared to a net adjustment downwards of $1.3 million and $1.8 million, respectively, for the three months and year ended December 31, 2013. The negative adjustments to the accrued warranty liability provisions in 2014 were primarily due to an increase in customer service related expenses in our Telecom Backup Power market in Asia, whereas the positive adjustments to the accrued warranty liability provision in 2013 were due primarily to contractual warranty expirations and improved lifetimes and reliability of our fuel cell bus products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2014, negative inventory adjustments of ($0.7) million and ($1.4) million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.5) million and ($0.8) million, respectively, for the three months and year ended December 31, 2013.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2014 and 2013, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

As required by IFRS, we adopted the following accounting standard changes and amendments effective January 1, 2014.

AMENDMENTS to IAS 32 – OFFSETTING FINANCIAL ASSETS AND LIABILITIES

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” clarifies that an entity currently has a legally enforceable right to set-off if that right is:

(a)	not contingent on a future event; and

(b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The adoption of the amendments to IAS 32 does not have a material impact on our consolidated financial statements.

AMENDMENTS to IAS 39 – NOVATION OF DERIVATIVES AND CONTINUATION OF HEDGE ACCOUNTING

Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The adoption of the amendments to IAS 39 did not have a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2017. The extent of the impact of adoption has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability.  It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2018 and is available for early adoption.  The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018.  The extent of the impact of adoption has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three and months and year ended December 31, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$14,659	$8,516	$6,143
Stock-based compensation recovery (expense)	367	(1,002)	1,369
Impairment losses on trade receivables	(6,159)	(228)	(5,931)
Acquisition and integration costs	-	-	-
Restructuring charges	(78)	(46)	(32)
Financing charges	-	-	-
Depreciation and amortization	(958)	(1,009)	51
Cash Operating Costs	$7,831	$6,231	$1,600
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2014	2013	$ Change
Total Operating Expenses	$38,300	$36,191	$2,109
Stock-based compensation expense	(2,249)	(3,775)	1,526
Impairment losses on trade receivables	(6,206)	(222)	(5,984)
Acquisition and integration costs	-	(78)	78
Restructuring charges	(85)	(568)	483
Financing charges	-	-	-
Depreciation and amortization	(3,393)	(3,464)	71
Cash Operating Costs	$26,367	$28,084	$(1,717)

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2014 and 2013:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable to Ballard	$(17,467)	$(2,274)	$(15,193)
Depreciation and amortization	1,448	1,557	(109)
Finance expense	234	268	(34)
Income taxes (recovery)	(477)	167	(644)
EBITDA attributable to Ballard	$(16,262)	$(282)	$(15,980)
Stock-based compensation expense (recovery)	(367)	1,002	(1,369)
Acquisition and integration costs	-	-	-
Finance and other (income) loss	501	(546)	1,047
Impairment of goodwill	-	-	-
Impairment of equity investment	-	150	(150)
Loss (gain) on sale of property, plant and equipment	71	(153)	224
Adjusted EBITDA	$(16,057)	$171	$(16,228)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2014	2013	$ Change
Net loss from continuing operations attributable to Ballard	$(28,188)	$(19,988)	$(8,200)
Depreciation and amortization	5,610	5,655	(45)
Finance expense	942	1,486	(544)
Income taxes	417	485	(68)
EBITDA attributable to Ballard	$(21,219)	$(12,362)	$(8,857)
Stock-based compensation expense	2,249	3,775	(1,526)
Acquisition and integration costs	-	78	(78)
Finance and other (income) loss	113	(215)	328
Impairment of goodwill	-	-	-
Impairment of equity investment	149	513	(364)
Loss (gain) on sale of property, plant and equipment	73	23	50
Adjusted EBITDA	$(18,635)	$(8,188)	$(10,447)

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges. The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and year ended December 31, 2014 and 2013.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing operations	$(17,467)	$(2,274)	$(15,193)
Impairment loss on trade receivables	6,159	227	5,932
Impairment of equity investment	-	150	(150)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(11,308)	$(1,897)	$(9,411)
Normalized Net Loss per share	$(0.09)	$(0.02)	$(0.07)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Normalized Net Loss	2014	2013	$ Change
Net loss attributable to Ballard from continuing operations	$(28,188)	$(19,988)	$(8,200)
Settlement of TPC funding obligation	-	1,197	(1,197)
Impairment loss on trade receivables	6,206	222	5,984
Impairment of equity investment	149	513	(364)
Impairment of goodwill	-	-	-
Impairment of property, plant and equipment	-	-	-
Normalized Net Loss	$(21,833)	$(18,056)	$(3,777)
Normalized Net Loss per share	$(0.17)	$(0.18)	$0.01

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2014.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2014.

Changes in internal control over financial reporting

During the year ended December 31, 2014, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

A summary of our identified risks and uncertainties are as follows:

•	We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

•
We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

•	A mass market for our products may never develop or may take longer to develop than we anticipate;

•	We have limited experience manufacturing fuel cell products on a commercial basis;

•	Warranty claims could negatively impact our gross margins and financial performance;

•	We may not be able to successfully execute our business plan;

•	In our Engineering Services market, we depend on a single customer for the majority of our revenues;

•	In our material handling market, we depend on a single customer for the majority of our revenues;

•	Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

•	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

•	We could be adversely affected by risks associated with acquisitions;

•	We are subject to risks inherent in international operations;

•	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

•	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

•	We are dependent on third party suppliers for the supply of key materials and components for our products and services;

•	We currently face and will continue to face significant competition;

•	We could lose or fail to attract the personnel necessary to run our business;

•	Public Policy and regulatory changes could hurt the market for our products;

•	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

•	We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

•	Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as

amended.  Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.